FILED BY ST. JUDE MEDICAL, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ST. JUDE MEDICAL, INC.

COMMISSION FILE NO. 1-12441

To:	[Customer]
From:	Mike Rousseau, President & CEO
Date:	April 28, 2016
Subject:	Abbott to Acquire St. Jude Medical

Dear [Customer],

Today we announced that St. Jude Medical has agreed to be acquired by Abbott, a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. Once the transaction is completed, which is anticipated to happen in the fourth quarter of 2016, we expect our combined organization will further advance our industry leading position in cardiovascular and neuromodulation markets, allowing us to broaden our reach and serve more patients around the world.

Together, we will have a compelling portfolio of medical technologies that address a broad range of cardiovascular diseases as well as diabetes, chronic pain, movement disorders and vision care. We believe our ability to improve the lives of the patients around the world we serve while reducing the cost of healthcare will be greatly enhanced by this transaction. In addition, we believe we will be able to enhance our value proposition to physicians and hospitals with a larger, more diversified portfolio and a continued commitment to innovation.

This best-in-class combined portfolio will have the depth, breadth and innovation to help patients restore their health, reduce costs for payors and deliver greater value to customers.

Until this transaction is closed, St. Jude Medical and Abbott will continue to function as independent companies and will operate our businesses as usual. Please continue to work through your established channels at St. Jude Medical and we will work to update you on any key changes as they occur.

We value your partnership and the trust that you place in us every single day, and we look forward to continuing to work together in advancing patient care.

Mike Rousseau

President & Chief Executive Officer

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of St. Jude Medical, Inc. (the “Company”) and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the proposed combination (the “Merger”) of the Company and Abbott Laboratories; the expected timing of the completion of the Merger; the ability to complete the Merger considering the various closing conditions, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits from the Merger may not materialize as expected; that the Merger may not be timely completed, if at all; that, prior to the completion of the Merger, the Company’s business may not perform as expected due to Merger-related uncertainty or other factors; and other risks that are described in the Company’s reports filed with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended January 2, 2016. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by applicable law.

Additional Information

In connection with the Merger, the Company and Abbott Laboratories will be filing documents with the SEC, including the filing by Abbott Laboratories of a registration statement on Form S-4, and the Company intends to mail a proxy statement regarding the proposed Merger to its shareholders that will also constitute a prospectus of Abbott Laboratories. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding these transactions, free of charge, at the SEC’s website (www.sec.gov), by accessing the Company’s website at http://www.sjm.com under the heading “Investor Relations” and then under the link “SEC Filings,” and from the Company by directing a request to the Company. These documents may also be obtained free of charge from the Company by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. You can find information about the Company’s directors and executive officers in its definitive proxy statement filed with the SEC on March 22, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from the Company using the contact information above.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.